Exhibit 99.3

News release…

Date: 22 March 2004
Ref: PR355g

Rio Tinto reaches agreement to sell shares in FCX

Rio Tinto has reached agreement with Freeport McMoRan Copper & Gold Inc (“FCX”) for FCX to acquire for cash all of Rio Tinto’s 23,931,100 FCX shares. Consideration per share will be based on the price used to establish the conversion price of FCX’s convertible preferred stock, the issue of which is financing the purchase.

Completion, which is subject to a number of conditions, will follow the close of FCX’s convertible preferred stock offering.

In addition to the holding in FCX, Rio Tinto has a joint venture interest in production from the Grasberg mine, which is managed by FCX. The sale of FCX shares does not affect the terms of the joint venture, nor the management of the Grasberg mine.

Leigh Clifford, chief executive of Rio Tinto said, “Through our significant direct interest in Grasberg, we will continue to benefit from our relationship with Freeport, the manager of the Grasberg operations. As our preference is to invest in large, long life, low cost assets in which we have direct access to the operating cash flows, we do not generally hold long term minority positions in other listed companies.

“The general improvement in market conditions has recently given us the opportunity to divest a number of our non-core assets. Our current programme of investment in high value projects is also strengthening the quality of the portfolio.”

For further information, please contact:

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

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Note to Editors

Grasberg, in Papua Indonesia, is one of the world’s largest copper and gold mines in terms of reserves and production and it is owned and operated by Freeport Indonesia, a subsidiary of Freeport McMoran Copper & Gold (“Freeport”).

In 1995, Rio Tinto and Freeport established a joint venture through which Rio Tinto is entitled to 40 per cent of additional production as a result of the expansion of the Grasberg facilities.

As consideration for participation in the joint venture, Rio Tinto provided funding for the Grasberg expansion, funded an exploration programme and also injected capital into Freeport which gave rise to an approximate 12 per cent shareholding. Rio Tinto has neither bought nor sold shares in the intervening period but this shareholding has varied due to share buy backs, debt conversion and other capital transactions. The current holding is 11.9 per cent.

Rio Tinto remains committed to the Grasberg Joint Venture, which in 2003 contributed $104 million to Rio Tinto’s adjusted earnings of $1,382 million. The management of the Joint Venture will not change as a result of this transaction.